Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004



BEAU YANOSHIK
202.739.5676
byanoshik@morganlewis.com


VIA EDGAR


April 30, 2012

Dominic Minore, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: The Advisors' Inner Circle Fund (File Nos. 033-42484 and 811-06400) (the "Registrant"); Post-Effective Amendment No. 180 to the Registrant's Registration Statement on Form N-1A
            ("Amendment  No.  180")
            --------------------------------------------------------------------

Dear  Mr.  Minore:

This letter responds to comments on Amendment No. 180, which you provided in a telephonic discussion with Abby Bertumen and me on Tuesday, April 17, 2012. Amendment No. 180 was filed with the Securities and Exchange Commission (the "Commission") on February 29, 2012 pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of making material changes to the Registration Statement in relation to the USFS Funds Limited Duration Government Fund and the USFS Funds Tactical Asset Allocation Fund (the "Funds").

Summaries of the Staff's comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 180.

PROSPECTUS

1. COMMENT: With respect to the "Principal Investment Strategy" section for the USFS Funds Limited Duration Government Fund, please confirm that the Fund's use of inverse fixed income exchange-traded funds as a principal strategy will be limited to hedging interest rate risk, as noted in the sentence below:

                  The Fund may also utilize derivatives, specifically options, futures contracts and options on futures, and invest in inverse fixed income exchange-traded funds ("ETFs"), to hedge interest rate risk.

         RESPONSE: The Adviser has confirmed that the Fund will not use inverse exchange-traded funds as part of its principal investment strategy. Accordingly, references to such investments have been removed from the Fund's "Principal Investment Strategy" section.

2. With respect to the "Principal Investment Strategy" section for the USFS Funds Limited Duration Government Fund, please confirm if there is a limit on the amount of Fund assets that may be invested in the investments listed in the sentence below:

                  The Fund may also utilize derivatives, specifically options, futures contracts and options on futures, and invest in inverse fixed income exchange-traded funds ("ETFs"), to hedge interest rate risk.

         RESPONSE: The Adviser has confirmed that the Fund will not use derivatives and inverse exchange-traded funds as part of its principal investment strategy. Accordingly, the sentence above has been removed from the Fund's "Principal Investment Strategy" section.

3. COMMENT: With respect to the discussion of "U.S. Government Agency Securities Risk" in each Fund's "Principal Risks" section:

         a. Please clarify in the following sentence that other factors aside from changing interest rates could lead to price movements with respect to U.S. Government securities.

                           U.S. Government securities are not guaranteed against price movements due to changing interest rates.

         RESPONSE: The sentence has been revised to read as follows:

                           U.S. Government securities are not guaranteed against price movements.

         b. Please consider including disclosure that U.S. Government securities are subject to the risk that the issuer will fail to make timely payments of interest or principal.

         RESPONSE: Each Fund's discussion of "Fixed Income Risk," which precedes each Fund's discussion of "U.S. Government Agency Securities Risk" in each "Principal Risks" section, has been revised to read as follows:

                           FIXED INCOME RISK - The prices of the Fund's fixed income securities respond to economic developments, particularly interest rate changes, as well as to perceptions about the creditworthiness of individual issuers, including governments. Generally, the Fund's fixed income securities will decrease in value if interest rates rise and vice versa, and the volatility of lower-rated securities is even greater than that of higher-rated securities. Also, longer-term securities are generally more volatile. Fixed income securities are also subject to credit risk. Credit risk includes the possibility that an issuer may fail to make timely payments of interest or principal.

4. COMMENT: With respect to the discussion of "Mortgage-Backed and Other Asset-Backed Securities Risk" in each Fund's "Principal Risks" section, please include disclosure noting that some asset-backed securities may be backed by insufficient or no collateral.

         RESPONSE: With respect to the USFS Funds Limited Duration Government Fund, the Adviser has confirmed that the Fund will only invest in asset-backed securities that have the full faith and credit guarantee of the U.S. Treasury as to the timely payment of principal and interest, and, as a result, no additional disclosure has been included.

         With respect to the USFS Funds Tactical Asset Allocation Fund, the second paragraph of the discussion of "Mortgage-Backed and Other Asset-Backed Securities Risk" in the "Principal Risks" section has been revised to read as follows:

                           Asset-backed securities are subject to risks similar to those associated with mortgage-backed securities, as well as additional risks associated with the nature of the assets and the servicing of those assets. Some asset-backed securities present credit risks that are not presented by mortgage-backed securities. This is because some asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable in quality to mortgage assets. Moreover, the value of the collateral may be insufficient to cover the principal amount of the obligation. Other asset-backed securities do not have the benefit of a security interest in collateral at all.

5. COMMENT: With respect to the benchmark index used for the USFS Funds Limited Duration Government Fund's "Performance Information" section (the BofA Merrill Lynch 1-3 Year U.S. Treasury Index), please either
         (i) choose an index that more closely resembles the Fund's principal investments or (ii) provide an explanation why the BofA Merrill Lynch 1-3 Year U.S. Treasury Index is an appropriate primary benchmark index for the Fund.

         RESPONSE: The Adviser has added the Bank of America Merrill Lynch 1-3 Year U.S. Treasury/Agency Index as a benchmark index of the Fund.

6. COMMENT: With respect to the discussion of "Investments in ETFs and ETNs" in the "More Information about Principal Risk" section, please consider separating this discussion into two separate discussions, one for ETFs and one for ETNs.

         RESPONSE: The discussion of "Investments in ETFs and ETNs" in the "More Information about Principal Risk" section has been separated into two separate discussions.

7. COMMENT: Please confirm if disclosure regarding tax considerations with respect to investments in ETNs is appropriate.

         RESPONSE: The following has been added to the USFS Funds Tactical Asset Allocation Fund's "Principal Risk" section:

                           TAX RISK - Certain ETNs, ETFs, and underlying funds in which the Fund may invest may not produce qualifying income for purposes of the qualifying income requirement for the Fund to maintain its status as a RIC. The Fund intends to monitor such investments to ensure that any non-qualifying income does not exceed permissible limits, but the Fund may not be able to accurately predict the non-qualifying income from these investments, which could cause a Fund to inadvertently fail to qualify as a RIC.

STATEMENT  OF  ADDITIONAL  INFORMATION

1. COMMENT: In the discussion of "Real Estate Investment Trusts" in the "Description of Permitted Investments" section, please include disclosure that explains the separate fees incurred by REITs are not reflected in the fee tables or expense examples in the Prospectus.

         RESPONSE: The fourth paragraph of the discussion of "Real Estate Investment Trusts" in the "Description of Permitted Investments" section has been revised to read as follows:

                           Certain REITs have relatively small market capitalization, which may tend to increase the volatility of the market price of securities issued by such REITs. Furthermore, REITs are dependent upon specialized management skills, have limited diversification and are, therefore, subject to risks inherent in operating and financing a limited number of projects. By investing in REITs indirectly through the Tactical Asset Allocation Fund, a shareholder will bear not only his or her proportionate share of the expenses of the Fund, but also, indirectly, similar expenses of the REITs. REITs depend generally on their ability to generate cash flow to make distributions to shareholders. REIT operating expenses are not reflected in the fee tables included in the Prospectus.

2. COMMENT: In the discussion of "Securities Lending" in the "Description of Permitted Investments" section, please include disclosure that explains that although the Funds incur expenses when they engage in securities lending, such expenses are not reflected in the fee tables or expense examples in the Prospectus.

         RESPONSE: The Funds do not incur expenses in connection with their securities lending activities and, therefore, the requested disclosure has not been included.

                                ***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 ("Press Release"), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.739.5676 if you have any questions concerning the foregoing.


                                             Sincerely,
                                             /s/  Beau  Yanoshik
                                             --------------------
                                             Beau  Yanoshik

cc:         Christopher D. Menconi, Esq.
            Dianne M. Sulzbach, Esq.